

Mail Stop 3030

July 21, 2016

Via E-mail
Sidney D. Rosenblatt
Executive Vice President and Chief Financial Officer
Universal Display Corporation
375 Phillips Boulevard
Ewing, New Jersey 08618

     RE: Universal Display Corporation
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed February 25, 2016
               File No. 001-12031

Dear Mr. Rosenblatt:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Kevin J. Kuhar

                  Kevin J. Kuhar
                  Accounting Branch Chief
                  Office of Electronics and Machinery